12g #82-4520

04 APR -9 AM 7:21

FORM 51 – 901F

Quarterly Report

Incorporated as part of Schedule A, B & C

04024276

ISSUER DETAILS:

Name of Issuer – Blackstone Ventures Inc.
Issuer Address - #501 – 675 West Hastings Street, Vancouver, BC V6B 1N2
Contact Person – Donald A. McInnes
Contact's Position – President
Contact Telephone Number – (604) 687-3929
Contact Fax Number – (604) 682-3727
Contact Email – donald@keltic.com
Contact web page – www.blv.ca
For Quarter Ended –December 31, 2003
Date of Report – March 25, 2004

SUPPL

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Name of Director Donald A. McInnes
Sign (Typed) "Donald A. McInnes"
Date Signed March 25, 2004

Name of Director John Greig
Sign (Typed) "John Greig"
Date Signed March 25, 2004

PROCESSED
APR 14 2004
THOMSON
FINANCIAL

dlw 4/13

Blackstone Ventures Inc.

Financial Statements

Nine Months Ended December 31, 2003

(Unaudited – prepared by management)

BLACKSTONE VENTURES INC.

Balance Sheet
December 31, 2003
(Unaudited - prepared by management)

	September 30 2003	March 31 2003
ASSETS		
Current		
Cash	$ 1,158,112	$ 733
Accounts receivable	8,455	315
Mineral property advances (Note 4)	430,000	
Prepaid expenses	11,914	650
	1,608,481	1,698
Investment in Monster Copper Resources Inc	214,234	314,234
Capital Assets, net of accumulated amortization of $ 9,083 (2002-$ 8,918)	385	550
Mineral Properties (Note 3)	433,356	260,240
	$ 2,256,456	$ 576,722
LIABILITIES		
Current		
Accounts payable	$ 573,012	$ 68,960
Convertible note payable	--	50,000
Payable to related parties (Note 6)	34,180	83,525
	607,192	202,485
SHAREHOLDERS' EQUITY		
Share Capital (Note 5)	6,394,477	4,801,885
Deficit	(4,745,213)	(4,427,648)
	1,649,264	374,237
	$ 2,256,456	$ 576,722

APPROVED BY THE BOARD

"Donald A. McInnes" Director

"John Greig" Director

BLACKSTONE VENTURES INC.

Statement of Loss & Deficit
Nine Months Ended December 31, 2003
(Unaudited - prepared by management)

	Three Months Ended December 31		Nine Months Ended December 31	
	2003	**2002**	**2003**	**2002**
Expenses				
Amortization	$ (35)	$ 100	$ 165	$ 300
Interest and bank charges	4	25	66	172
Legal and audit	9,637	6,308	20,178	17,502
Management fees (Note 5)	24,272	8,768	61,987	30,626
Office services	(2,324)	825	35,322	21,695
Rent	7,093	600	17,742	9,471
Transfer agent and shareholder communications	47,664	549	54,751	8,087
Telephone	1,547	886	4,479	2,946
Travel and promotion	10,356	597	17,465	1,012
	98,214	18,658	212,155	91,811
Write down of Investments	100,000	--	100,000	--
Interest Income	(86)	--	(86)	--
Write off of liability on abandoned mineral property interest	--	--	--	(13,014)
Mineral Properties Interests Abandoned	5,496	--	5,496	--
Net Loss	203,624	18,658	317,655	78,797
Deficit, Beginning of Period	4,541,589	3,761,611	4 427,558	3,701,472
Deficit, End of Period	$ 4,745,213	$ 3,780,269	$ 4,745,213	$ 3,780,269
Loss Per Share	$ 0.03	$ 0.02	$ 0 .03	$ 0.02

BLACKSTONE VENTURES INC.

Statement of Cash Flows
Nine Months Ended December 31, 2003

(Unaudited - prepared by management)

	Three Months Ended December 31		Nine Months Ended December 31	
	2003	2002	2003	2002
Cash Flows Used for Operating Activities				
Cash paid to suppliers	$ (40,664)	$ (1,066)	$ (206,595)	$ (221,113)
Cash Flows From Financing Activities				
Share issues	1,227,842	--	1,520,092	250,000
Cash Flows from Investing Activities				
Property exploration costs	(158,584)	858	(193,617)	(29,758)
Property acquisition costs	--	--	(9,920)	--
Expenditure recovery	--	--	47,425	--
	(158,584)	858	(156,118)	(29,758)
Increase (Decrease) in Cash	1,028,594	(208)	1,157,379	(871)
Cash, Beginning of Period	129,518	390	733	1,053
Cash, End of Period	$ 1,158,112	$ 182	$ 1,158,112	$ 182
Supplementary Information on Non-Cash Transactions				
Shares issued for mineral property interests	$ 22,500	$ --	$ 22,500	$ 28,900
Shares issued for debt conversion	50,000	--	50,000	--
Write down of investments	100,000	--	100,000	--
Mineral property interests abandoned	5,496	--	5,496	

BLACKSTONE VENTURES INC.

Statement of Mineral Property Expenditures
Nine Months Ended December 31, 2003
(Unaudited - prepared by management)

	Premier	James River	Norway	Other	Total
Balance March 31, 2003	$ 3,718	$ 256,522	$ --	$ --	$ 260,240
Acquisition costs	--	22,500	9,920	--	32,420
Exploration expenditures					
Geolological and geophysical consulting	330	13,417	174,374	5,496	193,617
Exploration expenditure recoveries	--	(47,425)	--	--	(47,425)
Interests abandoned	--	--	--	(5,496)	(5,496)
Balance December 31, 2003	$ 4,048	$ 245,014	$ 184,294	$ --	$ 433,356

BLACKSTONE VENTURES INC.

Notes to Financial Statements
December 31, 2003
(Unaudited - prepared by management)

1. OPERATIONS AND GOING CONCERN

The company was incorporated on June 6, 1985. It conducted oil and gas operations from incorporation to 1991, was inactive from 1992 to 1994 and commenced mineral property explorations in 1995. In 2001 the company consolidated its shares on a 2.5 to 1 basis and changed its name to Blackstone Ventures Inc. The company's common shares are listed for trading on the TSX Venture Exchange under the symbol BLV

These financial statements have been prepared on the basis that the company is a going concern, which presumes that the company will continue operations for the foreseeable future and will be able to realize assets and discharge of liabilities in the normal course of business. The ability of the company to continue as a going concern is therefore dependent on obtaining additional financing through the issue of treasury shares and from loans and on meeting the requirements, from time to time, of any lenders. These financial statements do not include the adjustments that would be necessary if the going concern assumption was not appropriate.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which include the following significant policies:

Consolidation

These consolidated financial statements include the accounts of the company and its wholly –owned subsidiary Blackstone Alaska, Inc (Alaska).

Mineral Property Interests

The company's mineral property interests are composed of mineral properties owned by the company and rights to ownership of the mineral properties which the company can earn through payments, incurring exploration expenditures and combinations thereof. The company's ownership and rights to property ownership are described in Note 3.

The company accounts for its mineral property interests whereby costs relative to the acquisition of, exploration for and development of these interests are capitalized by property. All sales and option proceeds received are first credited against the costs of the related interest, with any excess credited to earnings. No gains or losses are recognized on the partial sale or disposition of interests except in circumstances which result in significant dispositions of reserves. Once commercial production has commenced, these net costs are charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties and interests are charged to earnings

BLACKSTONE VENTURES INC.

Notes to Financial Statements
December 31, 2003
(Unaudited - prepared by management)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties (continued)

The amounts shown for mineral properties and related costs represent acquisition, holding and exploration costs and do not necessarily represent present or future recoverable values.

The recoverability of these amounts are dependent upon the confirmation of economically recoverable reserves , the ability of the company to obtain the necessary financing to successfully complete their development and to meet the requirements, from time to time, of lenders who are providing this financing and upon future profitable production.

Capital Assets

Capital assets are recorded at cost. Amortization is recorded using the declining balance method at an annual rate of 30%.

Share-based Compensation

The company issues options to purchase shares under the terms described in Note 3. No compensation expense is recognized when options to purchase shares are issued to employees or directors. Where options to purchase shares are issued to non-employees in return for goods or services, the fair value of the options issued are recognized as an expense in the period in which the goods or services are received or expected to be received. The consideration received on the exercise of share options is credited to share capital.

Loss Per Share

Loss per share is calculated on the weighted average number of common shares of the company that were outstanding in each reporting period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
September 30, 2003
(Unaudited - prepared by management)

3. MINERAL PROPERTY INTERESTS

QUEBEC

Premier

The company has staked a 38,600 acre mineral property in the Otish Mountain region of Central Quebec. As consideration for certain proprietary data on the property, the company has provided BHP Billiton Diamonds Inc. with the right to repurchase a 51% interest in the property by spending $4,000,000 on exploration over a four year period. The repurchase right will be granted once the company has incurred exploration expenditures of $1,000,000 and drilled five diamond holes during the next four years. BHP Billiton can earn an additional 9% interest by spending an additional $6,000,000 in exploration costs.

On January 14, 2002, the company granted Stornoway Diamond Corp. an option to acquire a 75% interest, subject to the repurchase right granted to BHP Billiton Diamonds Inc., in the Premier property by paying staking costs, incurring exploration expenditures of $1,000,000 over a four year period and funding the drilling of the first five diamond holes.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
December 31, 2003
(Unaudited - prepared by management)

3. MINERAL PROPERTY INTERESTS (continued)

NUNAVUT

James River

On February 14, 2002, the company entered into an option agreement with Hunter Exploration Group to earn an 80% interest in the James River property covering approximately 205,000 acres in the Coronation Gulf area, Nunavut for the following consideration:

- reimbursement of staking costs of $1.10 per acre (paid)
- minimum exploration expenditures of $1,680,000
- issue of 170,000 common shares upon regulatory approval of the agreement (issued) and an additional 170,000 common shares on each of April 11, 2003 (issued), 2004 and 2005.
- advance royalty payments of $42,500 beginning on December 31, 2002.

The company may earn a further 10% interest by incurring additional exploration expenditures of $3,400,000 prior to December 31, 2009.

On June 16, 2003, the company amended the terms of its option on the James River property with Hunter Exploration Group. Under the revised terms Blackstone can earn a 90% interest in the property, subject to a 2% NRS, by :

- issuing 450,000 common shares by December 31, 2005
- expending $1,000,000 on exploration by December 31, 2005

Hunter Exploration Group will retain a 10% participating interest in the property but will not be required to fund its share of expenditures until a total of $10 million has been expended on the property. Advance NSR royalty payments are $10,000 until 2004 and $25,000 per annum thereafter.

On June 16, 2003 and amended on September 3, 200, the company entered into an option agreement with Wolfden Resources Ltd. (Wolfden) pursuant to which Wolfden can earn a 70% interest in the property by reimbursing staking costs (paid), spending $2,500,000 in exploration on the property over a four year period, including $1,000,000 prior to December 31, 2005 and making final payment, in cash or the equivalent value in shares of $75,000.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
December 31, 2003
(Unaudited - prepared by management)

3. MINERAL PROPERTY INTERESTS (continued)

NORWAY

Espedalen and Vakkerlein

On August 15, 2003, the company entered into an option and joint venture agreement with A/S Sulfidmalm, a wholly owned Norwegian subsidiary company of Falconbridge Limited, to acquire a 60% interest in the Espedalen and Vakkerlein projects in Norway. Under the terms of the agreement the company is required to fund minimum cumulative expenditures on the properties in accordance with the following schedule:

Completion Date	Espadalen	Vakkerlein
September 30, 2004	$ 300,000	$ 300,000
September 30, 2005	800,000	800,000
September 30, 2006	1,400,000	1,400,000
September 30, 2007	2,250,000	2,250,000

The company has agreed to find a minimum of $750,000 in expenditures during the first year, subject to the successful completion of financing for the project by December 31, 2003 (completed). Upon the company completing the expenditures and earning the 60% interest, a joint venture will commence and A/S Sulfidmalm will have an option to participate at 40% level or exercise a right to earn a 60% interest by incurring 220% of the company's expenditures with two years.

A/S Sulfidmalm has agreed to subscribe for shares equal to the following consideration while the agreement remains in good standing:

-25% of the total expenditures in the approved budget for the first year
-20% of the total expenditures in the approved budget for the second year
-15% of the total expenditures in the approved budget for the third year
-10% of the total expenditures in the approved budget for the fourth year

The price determined by the company for the number of shares to be issued will be no higher than the trading price on the TSX Venture Exchange or for any other private placement made in the company within the 30 days prior to the issue of the shares.

4. MINERAL PROPERTY ADVANCES

These advances represent payments to be made to Falconbridge Limited for the company's share of future exploration expenditures to be incurred on the Norway mineral properties (Note 3)

BLACKSTONE VENTURES INC.

Notes to Financial Statements
December 31, 2003
(Unaudited - prepared by management)

5. SHARE CAPITAL

Authorized 100,000,000 common shares without par value

Issued and fully paid:	Number of Shares	Amount
Balance, March 31, 2001	12,995,448	$ 4,019,985
Share consolidation 2.5 to 1	(7,797,268)	--
Conversion of Special Warrants	2,800,000	280,000
Issued for mineral properties	430,000	43,000
Issued for cash	1,800,000	180,000
Balance, March 31, 2002	10,228,180	4,522,985
Issued for mineral properties	170,000	28,900
Issued for cash	2,500,000	250,000
Balance, March 31, 2003	12,898,180	4,801,885
Issued for cash on the exercise of options and warrants	3,240,000	377,500
Issued for cash, net of issue expense of $115,216	2,522,308	767,592
Issued for cash	1,071,430	375,000
Issued on conversion of note payable	500,000	50,000
Issued for mineral properties	150,000	22,500
Balance, December 31, 2003	20,381,918	$ 6,394,477

The company intends to obtain shareholder and regulatory approval for an incentive stock option plan. Under the proposed plan, the company will reserve 2,579,635 shares for the issue of share purchase options to directors, officers and employees of the company and to persons who provide ongoing services to the company. The exercise price of the share purchase options will be no less that the closing price of the shares on the business day immediately preceding the date on which the option is granted. Options will normally vest at the rate of 25% on the date of the grant and 25% every six months thereafter. Options will expire no later than five years from the grant date, except that they will expire within ninety when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately)

BLACKSTONE VENTURES INC.

Notes to Financial Statements
December 31, 2003
(Unaudited - prepared by management)

5. SHARE CAPITAL (continued)

As of December 31, 2003, the following options and warrants to purchase shares of the company were outstanding :

Description	Number of Shares	Issue Price Per Share	Expiry Date
Directors' and employee's options	264,000	$0.10	July 15, 2004
Directors' and employee's options	460,000	$0.10	November 30, 2006
Directors' and employee's options	430,000	$0.10	March 18, 2008
Share purchase warrants	1,979,783	$0.45	December 19, 2005
Share purchase warrants	2,350,000	$0.15	July 24, 2004
Share purchase warrants	507,150	$0.10	December 31, 2004

6. RELATED PARTY TRANSACTIONS

This amount is payable to McGillicutty Management Corp., a company owned by a director and officer of the company. During the current period management fees of $61,987 (December 31, 2002 - $30,626) were charged by McGillicutty Management Corp. for administrative services.

7. INCOME TAXES

As at December 31, 2003 the company had approximately $1,800,000 in losses available for application against future year's taxable incomes. If unused, these losses will expire in annual amounts ranging from $120,000 to $466,000 over the next seven years.

The company also has other deductions as at December 31, 2003 available for Canadian income tax purposes of $1,860,000 which have no expiry date. The future benefits, which may arise from these deductions, have not been recorded in these financial statements.

8. FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, accounts payable, approximate their fair values in Canadian funds as of the date of these financial statements.

9. ENVIRONMENTAL

The company's exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Schedule B

BLACKSTONE VENTURES INC.

Form 51-901F – Quarterly Report
Nine Months Ended December 31, 2003

1. EXPENSES

	Nine months ended December 31		Three months ended December 31	
	2003	2002	2003	2002
Travel and trade shows				
Travel	$ 9,506	$ 1,012	$ 4,472	$ 453
Trade shows	7,959	-	5,193	--
	$ 17,465	$ 1,012	$ 9,665	$ 453
Professional fees				
Accounting and audit	$ 6,283	$ 364	$ 8,000	$ --
Legal	18,651	17,138	6,162	5,485
	$ 24,934	$ 17,502	$ 14,162	$ 5,485
Communications				
Listing fees	$ 11,008	$ 3,500	$ 6,431	$ 2,405
Investor relations	23,621	-	10,865	-
Professional fees	8,019	2,168	4,881	849
Other	7,347	2,419	4,273	1,320
	$ 49,995	$ 8,087	$ 26,450	$ 4,574

3(a) SECURITIES ISSUED DURING THE NINE MONTHS ENDED DECEMBER 31, 2003

Date	Type of Security	Type of Issue	Type of Consideration	Number	Price Per Security	Total
Jul 20/03	Common shares	Exercise of warrants	Cash	87,500	$0.10	$ 8,750
Jul 30/03	Common shares	Exercise of warrants	Cash	2,350,000	$0.12	281,000
Jul 31/03	Common shares	Private Placement	Mineral property	150,000	$0.15	22,500
Aug 31/03	Common shares	Exercise of warrants	Cash	25,000	$0.10	2,500
Oct 21/03	Common shares	Exercise of warrants	Cash	25,000	$0.10	2,500
Nov 4/03	Common shares	Exercise of warrants	Cash	50,000	$0.10	5,000
Nov 4/03	Common shares	Exercise of warrants	Cash	100,000	$0.15	15,000
Nov 18/03	Common shares	Exercise of warrants	Cash	50,000	$0.10	5,000
Dec 1/03	Common shares	Exercise of warrants	Cash	50,000	$0.10	5,000
Dec 1/03	Common shares	Exercise of warrants	Cash	50,000	$0.15	7,500
Dec 8/03	Common shares	Exercise of warrants	Cash	187,500	$0.10	18,750
Dec 15/03	Common shares	Conversion of note	Cash	500,000	$0.10	50,000
Dec 16/03	Common shares	Exercise of warrants	Cash	100,000	$0.10	10,000
Dec 19/03	Common shares	Private Placement	Cash	2,522,308	$0.35	882,808
Dec 22/03	Common shares	Private Placement	Cash	1,071,430	$0.35	375,000
Dec 31/03	Common shares	Exercise of warrants	Cash	70,000	$0.10	7,000
Dec 31/03	Common shares	Exercise of options	Cash	95,000	$0.10	9,500

3(b) OPTIONS GRANTED DURING THE NINE MONTHS ENDED DECEMBER 31, 2003

Nil

BLACKSTONE VENTURES INC.

Form 51-901F – Quarterly Report
Nine Months Ended December 31, 2003

3(c) WARRANTS ISSUED DURING THE NINE MONTHS ENDED DECEMBER 31, 2003

Date Granted	Number of Shares	Price Per Share	Expiry Date
Dec 19, 2003	1,979,783	$0.45	Dec 19, 2005
Dec 31, 2003	507,150	$0.10	Dec 31, 2004

5. DIRECTORS AND OFFICERS OF THE COMPANY

Donald A. McInnes	Director and President
John Greig	Director
Brian Butterworth	Director
R. Stuart Angus	Director
Kelvin Dushnisky	Director
Rupert Legge	Secretary

Schedule C
Form 51 – 901F

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Nine Months Ended December 31, 2003

Management Discussion and Analysis of Financial Condition and Results Of Operations

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto.

Description of Business

Blackstone Ventures Inc. (the Company) is a mineral exploration and development stage company currently engaged in the acquisition and exploration of mineral properties in Norway, Nunavut and Quebec. The company is currently focusing its exploration activities on two nickel properties in Norway under option from Sulfidmalm A/S, a wholly owned subsidiary of Falconbridge Ltd. The Company also has a base metal property in Nunavut under option to Wolfden Resources Inc. and a diamond property in Quebec under option to Stornoway Diamond Corp. The Company is a reporting a reporting issuer in British Columbia, Alberta and Saskatchewan, and trades on the TSX Venture Exchange under the symbol BLV.

Espedalen and Vakkerlien Nickel-Copper-Cobalt Properties

In August 2003, Blackstone Ventures Inc. entered into an agreement with Sulfidmalm A/S to explore two, large, nickel-copper-cobalt projects in Norway. The two projects, Espedalen and Vakkerlien, are situated within the Norwegian Caledonides in a terrane that is similar in age and rock types to the terrane that hosts the Voisey's Bay deposits in Newfoundland. Both of the Norwegian projects are proximal to paved roads, railways and electrical transmission lines, and are approximately 100 km from an ocean port.

Under the terms of the agreement, Blackstone has the right to earn a 60% interest, subject to certain 'back-in' provisions, in each project for exploration expenditures of C$2.25 million over a four-year period. Upon vesting, Sulfidmalm A/S has a 90 day period to elect to form a joint venture or to exercise the back-in clause whereby they may earn an additional 20% for expenditures that are 2.2 times those incurred by Blackstone. An additional 10% interest in either project can be obtained by the completion of a Feasibility Study with a further 5% interest available by providing loan guarantees for production financing. Sulfidmalm A/S will operate and will participate in Blackstone financings, initially at the 25% level but reducing 5% per annum, of annual Norwegian project expenditures. Sulfidmalm A/S retains a first right of refusal on all concentrate sales.

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Nine Months Ended December 31, 2003

Management Discussion and Analysis of Financial Condition and Results Of Operations (continued)

Espedalen and Vakkerlien Nickel-Copper-Cobalt Properties (continued)

Future Developments

Management is very pleased with the acquisition of the Vakkerlien and Espedalen properties and sees excellent potential for the discovery of high-grade nickel mineralization on the properties.

In December, the Company and Falconbridge approved a $1.5 million budget and program to explore both the Espedalen and Vakkerlien properties. The exploration program will consist of an airborne Magnetic and EM survey over the Espedalen property, an airborne survey over the Vakkerlien properties, a 121 line kilometer surface UTEM survey, geological mapping and a 3,000 to 5,000 meter drilling program at Espedalen.

Blackstone has been notified by Falconbridge that the airborne survey at Espedalen has been completed and that several high priority EM conductors have been identified. A ground based UTEM survey was initiated in February 2004 to provide better definition of the airborne EM conductors. Results of the UTEM survey will allow for precise targeting of the conductors for drill testing during the summer.

Initial funding for the 2004 exploration program was accomplished through a $767,592 private placement completed in December 2003. The financing consisted of the issuance of 2,522,308 units consisting of a common share and one half of one common share purchase warrant, with each whole warrant being exercisable at $0.45 for a period of two years. In addition, Falconbridge made a concurrent private placement in Blackstone for $375,000 on the same terms as the December 2003 private placement, representing 25% of the approved 2004 exploration budget.

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Nine Months Ended December 31, 2003

Management Discussion and Analysis of Financial Condition and Results Of Operations (continued)

James River Copper-Zinc-Gold-Silver (VMS) Property

In September, 2003 the Company announced that it had entered into an agreement with Wolfden Resources Inc. (WLF-TSXV) on the James River property. Under the terms of the agreement, Wolfden can earn a 70% interest in 15 claims that comprise the James River property by reimbursing Blackstone for its staking costs (approx. $47,000), making future cash payments owing to the underlying vendors of the property, keeping all claims in good standing for at least one year, performing $2,500,000 in exploration on the Property over a four year period and by making a one-time cash payment of $75,000 to Blackstone upon completion of the earn-in. The property is subject to a 2.0% Net Smelter Return Royalty, half of which can be purchased at any time for $1 million to the underlying party.

Wolfden has informed Blackstone that an airborne magnetic and EM survey, gravity and ground-based EM and a 5 hole, 1,300 meter drilling program were carried out on the property in 2003. A report on the results of these work programs has not been received.

Premier Diamond Property

In December 2001, the Company staked the 38,600 acre Premier property in the Otish Mountain region of Central Quebec. As consideration for certain proprietary data on the property, the company has provided BHP Billiton Diamonds Inc. with the right to repurchase a 51% interest in the property by spending $4,000,000 on exploration over a four year period. The repurchase right will be granted once the company has incurred exploration expenditures of $1,000,000 and drilled five diamond drill holes during the next four years. BHP Billiton can earn a further 9% interest in the property by spending a further $6,000,000. In January 2002, Blackstone granted Stornoway Diamond Corp. an option to acquire a 75% interest, subject to repurchase right granted to BHP Billiton, in the Premier property by paying staking costs, incurring exploration expenditures of $1,000,000 over a four year period and funding the first five drill holes. Both Blackstone and Stornoway will, upon any back-in by BHP Billiton, dilute their respective interests proportionately.

Schedule C
Form 51 – 901F

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Nine Months Ended December 31, 2003

OVERVIEW

The Company is a mining exploration and development company and currently has no producing properties nor operating income and cash flows.

The Company's policy is to capitalize all net costs related to acquisition and exploration of its mineral properties. The Company evaluates each property on the completion of an exploration program on that property and determines whether or not it will continue to hold and possibly further explore the property, sell the property or abandon the property. The net capital costs of a property are charged to earnings on the sale or abandonment of the property.

OPERATING RESULTS

The Company had net losses of $317,655 and $78,797 and a net loss per share of $0.03 and $0.02 respectively, during the nine month periods ending December 31, 2003 and 2002. During the nine months ended December 31, 2003 the company's overall general and administrative expenses were $212,155 for the nine month period compared to $91,811 for the same period in 2002. There was an increase of $113,739 over the December 31, 2002 period. Summarized below are the major areas of expense with an increase of 20% or more from same period last year:

	December 31 2003	December 31 2002	Increase
Management fees	$ 61,987	$ 30,626	$ 31,361
Office services	35,322	21,695	13,627
Rent	17,742	9,471	8,271
Transfer agent and shareholder communication	49,995	8,087	41,908
Travel and promotion	17,465	1,012	16,453

The acquisition of and promotion of the Espedalen and Vakkerlien Properties in Norway resulted in the sufficiently higher costs in the administration expenses for the nine month period ending December 31, 2003. An additional loss, write down of investments in Monster Copper Resources Inc., $100,000 occurred in December 2003.

During the nine months ending December 31, 2003, the total property exploration and acquisition expenditures were $193,617 up significantly from the $29,758 expended during the same period in 2002. The company had mineral property write-offs of $5,496 and recovered $47,425 in previous exploration expenditures.

Schedule C
Form 51 – 901F

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Nine Months Ended December 31, 2003

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2003, the Company had net working capital, described as current assets in excess of current liabilities, of $1,001,289 compared to a working capital deficiency of $200,787 during the twelve month period ending March 31, 2003. The company completed two private placements during the period, 3,593,738 common shares were issued generating $1,142,592 in available cash. In addition to the private placements the company's employees' and directors' and participants of the private placements exercised 3,240,000 in stock options and warrants $377,500 in additional funds. A $50,000 note payable was converted into 500,000 common shares during the period and a further 150,000 common shares were issued for property acquisition.

Schedule C

BLACKSTONE VENTURES INC.
Form 51 – 901F Quarterly Report
Report to Shareholders
Nine Months Ended December 31, 2003

Letter to Shareholders

The third quarter was a period of significant activity for the company as we continued to move forward with the implementation of a nickel-focused business plan. During the period, the company completed an option agreement with Sulfidmalm A/S, a wholly owned subsidiary of Falconbridge Ltd., to acquire a significant interest in the Espedalen and Vakkerlien properties in Norway and two financings for $1.19 million. I am also pleased to report that given the success of a fall 2003 airborne survey over the Espedalen property, Blackstone has authorized a first year exploration commitment for the Norwegian properties of $1.5 million.

We are very encouraged by the work completed to date, and for the future of discovering nickel in Norway through our partnership with Falconbridge. A formal option agreement has now been signed and at a recent meeting of the management committee, the companies agreed to expand the 2004 exploration program to include an airborne magnetic and EM survey that was recently completed over the Espedalen property, a planned airborne survey over the Vakkerlien property, a ground –based UTEM survey at Espedalen to follow up a number of high priority airborne EM conductors and diamond drilling. I am happy to report that the UTEM survey is now underway and that drilling will commence as soon as feasible.

In December, Blackstone completed a brokered private placement financing agreement with a syndicate of broker dealers led by Canaccord Capital Corporation. The financing consisted of the issuance of 2,329,142 units at $0.35 with each unit consisting of a common share a two year one half common share purchase warrant. Each whole warrant entitles the holder to purchase a common share for two years at $0.45 per common share. I am pleased to report that this $815,000 brokered placement, together with a non-brokered placement to Falconbridge for $375,000, yields the Company sufficient funds to meet its first year exploration program commitment for the Espedalen and Vakkerlien properties in Norway and will provide the company with sufficient cash to pursue other nickel project opportunities.

There are very few companies exploring for nickel sulphide deposits worldwide and success in our search for quality projects will reap great rewards for our shareholders. Throughout the world there are less than 14 sulphide nickel deposits in production that account for 80% of annual global nickel production. The discovery of an economic nickel orebody will be of tremendous value to the Company in this rising commodity market.

I wish to thank our shareholder base for their continued support while the company implemented its new business plan to explore for nickel deposits. In addition, I would like to thank the Board of Directors for their endorsement of this plan and commend both management and staff for their successful efforts in effecting the business plan. I am eagerly looking forward to following the results of our exploration programs in the months ahead.

On behalf of the Board of Directors

"signed"

Donald McInnes